NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-11 May 30, 2007

RUBICON HEADS NORTH TO ALASKA
-$3.0 million program underway to include drilling of new targets on its district-scale Pogo holdings-

Rubicon Minerals Corporation (RMX.TSX: RBY.AMEX) is pleased to announce that crews have been mobilized to commence a $3.0 million first-phase exploration program on the Company’s newly acquired district-scale Pogo land holdings.

Rubicon holds extensive 100% controlled land along with properties optioned from Rimfire Minerals Corporation (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of Pogo type. Pogo is a 3.62 million ounce gold deposit (7.7 million tons grading 0.47 opt as of 12/31/05 (7.0 million tonnes @ 16.12 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) - see www.teckcominco.com for further details of the deposit. The deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

“Following the close of our deal with Rob McEwen, the new Rubicon has approximately $25 million in cash and is currently aggressively exploring in two gold districts in which it has a commanding land position - Red Lake, Ontario and now in the Pogo district in Alaska. The new Rubicon is a precious metals company listed in both Canada and the US which offers exposure to district-scale high mineral potential and low political risk regions in North America. We will spend a minimum of $8.0 million this year making us one of the most active junior exploration companies and have the treasury to increase expenditures when warranted.” stated David Adamson.

Rubicon’s exploration plans for Alaska are as follows:

1)	100% Lands
First pass surface exploration conducted by consultants Avalon Development Inc. in 2006 identified several promising areas for follow up. One of these is associated with a 10 km x 7 km arsenic stream silt and pan concentrate anomaly within which samples of quartz veins interpreted as bedrock or sub-crop (close to bedrock) returned anomalous gold (from trace up to 12 g/t gold). This anomaly will be followed up by additional detailed mapping, hand trenching and auger-soil sampling prior to carrying out an up to 7,000 feet diamond drill program which is expected to be carried out during July, 2007. The program is being managed by Avalon which has extensive experience in Alaska and in the Pogo district. The exploration program will also follow up on several other areas considered promising for development of drill targets. Approximately $2.0 million in expenditures are planned for 100% controlled lands in 2007.

2)	Rimfire Option
Rubicon plans to spend approximately $1.0 million on property optioned from Rimfire on a program that will drill test, beginning in late May, 2007, high priority targets (approximately 4,000 feet). The program will focus on the Cal-Surf target area which is where previous work identified well developed gold +/- bismuth soil anomalies. This program will be managed by Equity Engineering which has considerable expertise in the Pogo district.

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totaling US$4.8 million in exploration over six years to earn a 60% interest in the group of five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Rubicon Minerals Corporation is a well-funded, gold-focused North American exploration company with over 96,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. As well, it has recently acquired 512,960 acres of prospective exploration ground in Alaska in the area of the 5.6 million ounce Pogo deposit plus a 225,000 acre land package in northeast Nevada.

Assay results cited herein were based on grab samples collected by Avalon under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. Assays were performed by ALS Chemex in Vancouver using standard fire assay AA finish techniques.

Forward-Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Company’s exploration programs, the Company’s expenditures on such exploration and the anticipated results of such exploration.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, Vice President-Investor Relations, Toll free: 1.866.365.4706 or by E-mail at:
bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.